Exhibit 99.3

DOMINION DIAMOND CORPORATION
(formerly Harry Winston Diamond Corporation)
(the “Corporation”)

ANNUAL REQUEST FORM TO REGISTERED SHAREHOLDERS

Annual Financial Statements

In accordance with securities regulations, the Corporation is required to deliver its Annual Report containing annual financial statements and accompanying management’s discussion and analysis (“MD&A”), without charge, to each registered shareholder unless such shareholder informs the Corporation that he or she does not want a copy of these documents.

If you do not wish to receive the Annual Report with your proxy package in the future, please complete, sign and date this form and return as set out below. Please note, your decision not to receive the Corporation’s Annual Report can be revoked at any time by contacting *Canadian Stock Transfer Company Inc., by mail or fax as noted below. If we do not hear from you an Annual Report will continue to be included in your proxy package.

[ ]	I do not wish to receive Dominion Diamond Corporation’s Annual Report and related year-end financial documents by mail (physical or electronic). I understand that my consent may be revoked or changed at any time by notifying Canadian Stock Transfer Company Inc. by mail or fax.

Interim Financial Statements

In accordance with National Instrument 51-102, shareholders may elect annually to have their names added to the Mailing List of the Corporation. If you wish to receive the interim financial statements and MD&A for the interim financial statements of the Corporation without charge, you must complete, sign and date this form and return as set out below.

[ ]	I do wish to receive Dominion Diamond Corporation’s interim financial statements and MD&A. Please put my name on your Mailing List for the Corporation and send me the Interim Financial Statements and Interim MD&A of the Corporation,

[ ]	by mail; or
[ ]	by electronic delivery. I have read the terms of the consent (set out on the reverse side of this Annual Request Form) and I consent to the electronic delivery of the documents indicated above on such terms.

Completion of Form

Completed forms should be returned to the Corporation’s transfer agent, CIBC Mellon Trust Company, by mail to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3, or by fax to 1-888-249-6189.

Alternatively, if you wish to receive an e-mail containing a link to these and other reports when they are available to view on-line, please enroll on-line at www.canstockta.com/electronicdelivery or complete and return the Consent to Electronic Delivery of Documents form on the reverse side.

If you have any questions, please contact Canadian Stock Transfer Company Inc. toll-free at 1-800-387-0825 in North America or at 416-682-3860 in Toronto and outside North America.

DATED the        day of                      , 2013.

(First Name and Surname)	(Signature)

(Address)	CUSIP: 257287102

*NOTE: Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

Consent to Electronic Delivery of Documents

If you consent to electronic delivery, please return this form by fax or mail to the address noted at the bottom of the page. You can also submit your request online by visiting Canadian Stock Transfer Company Inc.’s website at www.canstockta.com/electronicdelivery.

1)         I consent, until my consent is revoked by me (in the manner set out in paragraph 8 below), to receiving all future shareholder communications of Dominion Diamond Corporation, formerly Harry Winston Diamond Corporation (“DDC”) to which I am entitled as a shareholder electronically rather than by mail. These documents may include: (a) Annual Report containing the Annual Financial Statements and management’s discussion and analysis (the “MD&A) thereon; (b) Interim Financial Statements and MD&A thereon; and (c) other shareholder communications.

2)         I understand and agree that, after my consent has been given and DDC has filed the documents with applicable securities regulatory bodies, DDC or its agent will notify me that a document which I am entitled to receive electronically is available at DDC’s website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me at the e-mail address I have provided below.

3)         I acknowledge that access to the Internet, e-mail and the worldwide web are required for me to access a document electronically and I confirm that I have such access.

4)         I understand and agree that: (a) any e-mail notice or other notification will not contain a paper document; (b) any e-mail notice or other notification will contain DDC web address (or a hyperlink) identifying where the documents to be delivered electronically are located; (c) by accessing the web address or hyperlink which I will be provided under paragraph 2, I can access, view, download and print a paper copy of the applicable document from my computer; (d) a document distributed electronically will be in Portable Document Format (PDF); and (e) Adobe® Acrobat® Reader® software is required to view a document in PDF and a link to that software will be available at that page of the DDC website containing the documents to be delivered electronically. (Adobe® Acrobat® Reader® is the registered trademark of Adobe Systems Incorporated.)

5)         I understand that I may request a paper copy of a document for which I have consented to electronic delivery at no cost by contacting CIBC Mellon Trust Company at the telephone number, fax number, e-mail address or mailing address set forth on the reverse side of the page.

6)         I understand and agree that: (a) at any time and without giving me advance notice, DDC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me; and (b) if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7)         I understand that DDC will maintain on its website any document sent to me electronically for not less than six months from the date of its posting on the website.

8)         I understand that I may revoke or modify my consent and that I may change my e-mail address to which notices are to be delivered to me any time by notifying Canadian Stock Transfer Company Inc. by telephone: 1-800-387-0825, fax: 1-888-249-6189, email: www.canstockta.com/InvestorInquiry or mail: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc. P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Canadian Stock Transfer Company Inc. Such change, revocation or modification must actually be received and acknowledged by Canadian Stock Transfer Company Inc. in order for it to be effective.

9)         I understand that I am not required to consent to electronic delivery. I am a registered shareholder of DDC, I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on such terms, I consent to the electronic delivery of the documents I am entitled to receive as a registered shareholder of DDC.

DATED the               day of                     , 2013.

(First Name and Surname)	(Signature

(Address)	(Email Address)

Please return this form by mail or fax to: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3, Fax: 1-888-249-6189.